ORIGEN FINANCIAL, INC.

Southfield, Michigan

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2009 and 2008

ORIGEN FINANCIAL, INC.

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Origen Financial, Inc.
Southfield, Michigan

We have audited the accompanying consolidated balance sheet of Origen Financial, Inc. as of December 31, 2009 and the related consolidated statements of operations, comprehensive income (loss),  changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2008 financial statements of Origen Financial, Inc. were audited by other auditors whose report dated March 26, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Origen Financial, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP
Baker Tilly Virchow Krause, LLP

Southfield, Michigan
March 15, 2010

ORIGEN FINANCIAL, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
December 31, 2009 and 2008

ASSETS

	2009	2008
ASSETS
Cash and cash equivalents	$3,827	$14,118
Restricted cash	10,419	12,927
Investments	8,727	9,739
Loans receivable, net	808,360	911,947
Furniture, fixtures and equipment, net	197	401
Repossessed houses, net	7,918	4,543
Other assets	6,834	11,858
TOTAL ASSETS	$846,282	$965,533

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Securitization financing	$689,762	$775,120
Notes payable - related party	15,638	29,351
Derivative liabilities	33,065	57,887
Other liabilities	13,711	24,980
Total Liabilities	752,176	887,338

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value per share	125	125
10,000,000 shares authorized
125 shares issued and outstanding
$1,000 per share liquidation preference
Common stock, $.01 par value per share	259	259
125,000,000 shares authorized
25,926,149 shares issued and outstanding
Additional paid in capital	225,542	225,542
Accumulated other comprehensive loss	(32,834)	(57,328)
Distributions in excess of earnings	(98,986)	(90,403)
Total Stockholders' Equity	94,106	78,195
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$846,282	$965,533

See accompanying notes to financial statements and independent auditors' report.

ORIGEN FINANCIAL, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
Years Ended December 31, 2009 and 2008

	2009	2008
INTEREST INCOME
Interest income	$82,159	$90,827
Interest expense	(50,706)	(60,732)
Net Interest Income Before Loan Losses and Impairments	31,453	30,095
	21,112	17,745
Provision for loan losses
Impairment of purchased loan pool	644	749
Net Interest Income After Loan Losses and Impairment	9,697	11,601
NON-INTEREST INCOME (LOSS)
Servicing Income	-	1,366
Origination Income	-	1,520
Loss on loan sales	-	(22,377)
Other	2,465	(3,239)
Total Non-Interest Income (Loss)	2,465	(22,730)
NON-INTEREST EXPENSES
Personnel	4,319	18,936
Loan origination and servicing	11,537	7,336
Investment impairment	1,002	32
State business taxes	34	475
Other operating	3,860	6,487
Total Non-Interest Expense	20,752	33,266
Loss From Continuing Operations Before Income Taxes	(8,590)	(44,395)
INCOME TAX EXPENSE	152	61
Loss From Continuing Operations	(8,742)	(44,456)
INCOME FROM DISCONTINUED OPERATIONS, NET of TAX	175	9,092
NET LOSS	$(8,567)	$(35,364)
Weighted average common shares outstanding, basic	25,926,149	25,689,639
Weighted average common shares outstanding, diluted	25,926,149	25,689,639
Basic and fully diluted (loss) earnings per common share:
Loss from continuing operations	(0.33)	(1.73)
Income from discontinued operations	-	0.35
NET LOSS – per common share	(0.33)	(1.38)

See accompanying notes to financial statements and independent auditors' report.

ORIGEN FINANCIAL, INC.

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)
Years Ended December 31, 2009 and 2008

	2009	2008
Net loss	(8,567)	(35,364)
Other comprehensive income (loss):
Net unrealized gains (losses) on interest rate swaps, designated as cash flow hedges	24,601	(41,421)
Reclassification adjustment for net realized (gains) losses included in net income (loss)	(107)	4,105
Total Other Comprehensive Income (Loss)	24,494	(37,316)
COMPREHENSIVE INCOME (LOSS)	15,927	(72,680)

See accompanying notes to financial statements and independent auditors' report.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008
(In thousands, except share data)

	Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions In Excess of Earnings	Total Stockholders' Equity
BALANCES, January 1, 2008	$125	$260	$221,842	$(20,012)	$(53,830)	$148,385
Retirement of non-	-	(1)	(122)	-	-	(123)
vested stock
Issuance of common stock purchase warrants	-	-	858	-	-	858
Share based compensation expense	-	-	2,964	-	-	2,964
Net loss	-	-	-	-	(35,364)	(35,364)
Other comprehensive loss	-	-	-	(37,316)	-	(37,316)
Cash distribution paid ($0.05 per common share)	-	-	-	-	(1,209)	(1,209)
BALANCES, December 31, 2008	125	259	225,542	(57,328)	(90,403)	78,195
	-	-	-	-	(8,567)	(8,567)
Net loss
Other comprehensive income	-	-	-	24,494	-	24,494
Cash distribution paid ($0.00 per common share)	-	-	-	-	(16)	(16)
BALANCES, December 31, 2009	$125	$259	$225,542	$(32,834)	$(98,986)	$94,106

See accompanying notes to financial statements and independent auditors' report.

ORIGEN FINANCIAL, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,567)	$(35,364)
Adjustments to reconcile to net cash flows from operating activities
Provision for loan losses	21,112	17,745
Investment impairment	1,002	32
Impairment of purchased loan pool	644	749
Depreciation and amortization	2,163	5,755
Compensation expense recognized under share based compensation plans	-	2,963
Proceeds from sale of loans	-	162,336
Loss on loan sales	-	22,377
Gain on sale of servicing rights	-	(6,523)
Gain on sale of third party origination platform	-	(551)
Decrease in servicing assets	-	1,079
Decrease (Increase) in other assets	23,028	(3,483)
(Decrease) increase in other liabilities	(36,090)	2,725
Net Cash Flows from Operating Activities	3,292	169,840
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	2,508	3,363
Proceeds from sale of investments	-	22,400
Proceeds from sale of servicing operation assets	-	37,047
Proceeds from sale of origination and insurance operation assets	-	1,000
Origination and purchase of loans	-	(45,266)
Principal collections on loans	71,877	94,684
Proceeds from sale of repossessed houses	11,487	10,763
Capital expenditures	27	409
Net Cash Flows from Investing Activities	85,899	124,400
CASH FLOWS FROM FINANCING ACTIVITIES
Retirement of common stock	-	(123)
Dividends paid	(16)	(1,209)
Payment upon termination of hedging transaction	-	(4,197)
Repayment of securitization financing	(85,466)	(109,659)
Proceeds from advances under repurchase agreements	-	1,888
Repayment of advances under repurchase agreements	-	(19,541)
Proceeds from warehouse financing	-	30,800
Repayment of warehouse financing	-	(203,872)
Proceeds from note payable - related party	-	46,000
Repayment of note payable - related party	(14,000)	(31,000)
Net Cash Flows from Financing Activities	(99,482)	(290,913)
Net Change in Cash and Cash Equivalents	(10,291)	3,327
CASH AND CASH EQUIVALENTS - Beginning of Year	14,118	10,791
CASH AND CASH EQUIVALENTS - END OF YEAR	$3,827	$14,118
Supplemental cash flow disclosures
Cash paid for interest	$49,647	$59,583
Cash paid for income taxes	68	100
Noncash financing activities
Loans transferred to repossessed assets	$37,648	$23,699

See accompanying notes to financial statements and independent auditors' report.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies

Company Formation and Nature of Operations

Origen Financial, Inc., a Delaware corporation (the “Company”), was incorporated on July 31, 2003. On October 8, 2003, the Company completed a private placement of $150 million of its common stock to certain institutional and accredited investors. In connection with and as a condition to the October 2003 private placement, the Company acquired all of the equity interests of Origen Financial L.L.C. in a transaction accounted for as a purchase. As part of these transactions the Company took steps to qualify Origen Financial, Inc. as a real estate investment trust (“REIT”) commencing with its taxable year ended December 31, 2003.

Through March 2008 the Company’s business was to originate, purchase and service manufactured housing loans. The Company’s manufactured housing loans are amortizing loans that range in amounts from $10,000 to $250,000 and have terms of seven to thirty years and are located throughout the United States. The Company generally securitized or placed the manufactured housing loans it originated with institutional investors and retained the right to service the loans on behalf of those investors.

In March 2008, because of the lack of a reliable source for a loan warehouse facility and the unavailability of a profitable exit in the securitization market, the Company ceased originating loans for its own account and sold its portfolio of unsecuritized loans at a substantial loss. The proceeds from the loan sale were used to pay off its existing loan warehouse line of credit, which was not renewed.

In April 2008, the Company completed a secured financing transaction with a related party and used the proceeds, combined with other funds, to pay off the outstanding balance of a supplemental advance credit facility which would have expired in June 2008.

At the Company’s annual stockholders meeting on June 25, 2008, the Company’s stockholders approved an Asset Disposition and Management Plan. Pursuant to this plan, the company executed a number of transactions and took several actions, as follow:

·	On June 30, 2008, the Company completed a transaction for the sale of its loan servicing platform assets and ceased all loan servicing operations.

·	In July 2008, the Company completed the sale of certain assets of its loan origination and insurance business and used the proceeds to reduce its related party debt.

On January 14, 2009, the Company completed the sale of all the issued and outstanding stock of Origen Servicing, Inc ("Origen Servicing”) to Prime RF Holdings LLC. The purchase price was $175,000 and proceeds from the sale were used to reduce the Company’s related party debt. Origen Servicing was a wholly owned subsidiary of the Company that prior to the sale of substantially all of Origen Servicing’s assets to Green Tree in July 2008, conducted all of the Company’s servicing operations.

Currently, most of the Company’s activities are conducted through Origen Financial L.L.C., which is a wholly owned subsidiary. After the sale of the servicing and origination assets as described above, the Company’s business essentially consists of actively managing its residual interests in its securitized loan portfolios.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

Basis of Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Company, its wholly owned qualified REIT and taxable REIT subsidiaries. All intercompany amounts have been eliminated. Certain amounts from prior periods have been reclassified in order to reflect the servicing platform and insurance business assets as discontinued operations. (See Note 20 — “Discontinued Operations” for further discussions.)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Included in these financial statements are the following significant estimates: allowance for loan losses, valuation of repossessed homes, valuation of derivatives, and valuation of investments in loan pools and debt securities acquired with evidence of deterioration of credit quality. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to securitized loans that are held in trust. The restricted cash represents principal and interest payments on manufactured housing loans that will be remitted to securitized trusts for distribution to bond holders. Cash balances may be in excess of amounts insured by the Federal Deposit Insurance Corporation.

Investments

Except for investments in debt securities acquired with evidence of deterioration of credit quality since origination, which are accounted for as described below, investments in debt securities and certain securities with readily determinable fair values are accounted for under Accounting Standards Codification (ASC) Topic 320, "Investments - Debt and Equity Securities." The investments are classified as held-to-maturity.  Investments classified as held-to-maturity are carried on the Company’s balance sheet at amortized cost. All investments are regularly measured for impairment. Management uses its judgment to determine whether an investment has sustained an other-than-temporary decline in value. If management determines that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings, and a new cost basis is established for the investment. An evaluation of an other-than-temporary decline is dependent on the specific facts and circumstances. Factors considered in determining whether an other-than-temporary decline in value has occurred include: the estimated fair value of the investment in relation to its cost basis; the financial condition of the related entity; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the fair value of the investment.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

Loan Pools and Debt Securities Acquired with Evidence of Deterioration of Credit Quality

The Company accounts for its investments in loan pools and debt securities acquired with evidence of deterioration of credit quality at the time of acquisition in accordance with ASC Topic 310, "Receivables, Loans, and Debt Securities Acquired with Deteriorated Credit Quality." The carrying values of such purchased loan pools and debt securities were approximately $17.4 million and $2.3 million, respectively, at December 31, 2009 and $20.3 million and $3.4 million, respectively, at December 31, 2008, and are included in loans receivable and investments, respectively, in the consolidated balance sheets.

Under the provisions of ASC Topic 310, each static pool of loans and debt securities is statistically modeled to determine its projected cash flows. The Company considers historical cash collections for loan pools and debt securities with similar characteristics as well as expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each pool of loans and debt securities. An internal rate of return is calculated for each static pool of loans and debt securities based on the projected cash flows and applied to the balance of the static pool. The resulting revenue recognized is based on the internal rate of return applied to the remaining balance of each static pool of loans and debt securities. Each static pool is analyzed at least quarterly to assess the actual performance compared to the expected performance. To the extent there are differences in actual performance versus expected performance, the internal rate of return is adjusted prospectively to reflect the revised estimate of cash flows over the remaining life of the static pool. Beginning January 2005, if revised cash flow estimates are less than the original estimates, ASC Topic 310 requires that the internal rate of return remain unchanged and an immediate impairment be recognized. For loans and debt securities acquired with evidence of deterioration of credit quality, if cash flow estimates increase subsequent to recording an impairment, ASC Topic 310 requires reversal of the previously recognized impairment before any increases to the internal rate of return are made. For any remaining increases in estimated future cash flows for loan pools or debt securities acquired with evidence of deterioration of credit quality, the Company adjusts the amount of accretable yield recognized on a prospective basis over the remaining life of the loan pool or debt security.

Application of the interest method of accounting requires the use of estimates to calculate a projected internal rate of return for each pool. These estimates are based on historical cash collections. If future cash collections are materially different in amount or timing than projected cash collections, earnings could be affected, either positively or negatively. Higher collection amounts or cash collections that occur sooner than projected will have a favorable impact on yields and revenues. Lower collection amounts or cash collections that occur later than projected will have an unfavorable impact and result in an immediate impairment being recognized.

Loans Receivable

Loans receivable consist of manufactured housing loans under contracts collateralized by the borrowers’ manufactured houses and in some instances, related land. Generally, loans receivable are classified as held for investment and are carried at amortized cost, except for loans purchased with evidence of deterioration of credit quality since origination, which are accounted for as described above, under “Loan Pools and Debt Securities Acquired with Evidence of Deterioration of Credit Quality.” Interest on loans is credited to income when earned. Loans held for investment include accrued interest and are presented net of deferred loan origination fees and costs and an allowance for estimated loan losses. All of the Company’s loans receivable were classified as held for investment at December 31, 2009 and 2008.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

Allowance for Loan Losses

The allowance for possible loan losses is maintained at a level believed adequate by management to absorb losses on loans in the Company’s loan portfolio. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” the Company provides an allowance for loan losses when it is probable that a loan asset has been impaired and the amount of such loss can be reasonably estimated. The Company’s loan portfolio is comprised of homogenous manufactured housing loans with average loan balances of approximately $46,000 at December 31, 2009 and $47,000 at December 31, 2008. The allowance for loan losses is developed at a portfolio level and the amount of the allowance is determined by establishing a calculated range of probable losses. A range of probable losses is calculated by applying historical loss rate factors to the loan portfolio on a stratified basis using the Company’s current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent) and by the extrapolation of probable loan impairment based on the correlation of historical losses by vintage year of origination. The Company makes a determination of the best estimate within the calculated range of loan losses. Such determination may include, in addition to historical charge off experience, the impact of changed circumstances on current impairment of the loan portfolio. The accrual of interest is discontinued when a loan becomes more than 90 days past due. Cash receipts on impaired loans are applied first to accrued interest and then to principal. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for loan losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Servicing Rights

On July 1, 2008, the Company completed the sale of its servicing platform assets to Green Tree and ceased servicing loans. Prior to that the Company adopted ASC Topic 860, "Servicing Assets and Liabilities."

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Computers	5 years
Software	3 years
Leasehold improvements	Shorter of useful life or lease term

Repossessed Houses

Manufactured houses acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance or the estimated fair value of the house.

Other Assets

Other assets are comprised of prepaid expenses, deferred financing costs and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

Derivative Instruments and Hedging Activities

Derivative instruments are carried at fair value on the consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged. For derivative instruments that are designated and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item (i.e., the ineffective portion), if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

For derivatives designated as hedging instruments at inception, the Company performs an analysis to assess effectiveness.  Each derivative designated as a hedge has been and is expected to be highly effective in offsetting changes in cash flows of the hedged item. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness. Net hedge ineffectiveness is recorded in "interest expense" on the consolidated statements of income.

On January 1, 2009, the Company adopted new guidance relating to disclosures about derivative instruments and hedging activities. This new guidance requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the guidance requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure (e.g., interest rate, credit or foreign exchange rate) and by purpose or strategy (fair value hedge, cash flow hedge, net investment hedge and non-hedges), (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location of gain and loss amounts on derivative instruments by type of contract, and (4) disclosures about credit-risk-related contingent features in derivative agreements. See footnote 9 for additional information.

Securitizations Structured as Financings

In prior years, the Company engaged in securitizations of its manufactured housing loan receivables. The Company structured all loan securitizations occurring since 2003 as financings for accounting purposes under ASC Topic 860, "Transfers and Servicing." When a loan securitization is structured as a financing, the financed asset remains on the Company’s books along with the recorded liability that evidences the financing, typically bonds. Income from both the loan interest spread and the servicing fees received on the securitized loans are recorded into income as earned. An allowance for credit losses is maintained on the loans. Deferred debt issuance costs and discount related to the bonds are amortized on a level yield basis over the estimated life of the bonds.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

Servicing Income Revenue Recognition

On July 1, 2008, the Company completed the sale of its servicing platform assets to Green Tree and ceased servicing loans. Income on loan servicing was generally recorded as payments were collected and were based on a percentage of the principal balance of the respective loans. Loan servicing expenses were charged to operations when incurred. The contractual servicing fee was recorded as a component of interest income on the consolidated statements of operation for loans owned by the Company, and it was recorded as servicing income on the consolidated statements of operations for loans serviced for others.

Share-Based Compensation

The Company utilizes accounting guidance within ASC Topic 718, "Compensation-Stock Compensation," to account for its stock based compensation. This accounting guidance requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the statement of operations based on their fair values.  The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options.  This accounting guidance applies to awards granted or modified after January 1, 2006 or any unvested awards outstanding prior to that date.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expenses were approximately $0 and $25,000, for the years ended December 31, 2009 and 2008, respectively.

Income Taxes

The Company has elected to be taxed as a REIT as defined under Section 856(c)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company’s gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT taxable net income to its stockholders.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company’s control. In addition, frequent changes occur in the area of REIT taxation, which requires the Company continually to monitor its tax status.

As a REIT, the Company generally will not be subject to U.S. federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries, if any, is subject to federal and state income taxes. An income tax allocation is required to be estimated on the Company’s taxable income generated by its taxable REIT subsidiaries. Deferred tax components arise based upon temporary differences between the book and tax basis of items such as the allowance for loan losses, accumulated depreciation, share based compensation and goodwill.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

The provision for income taxes is based on amounts reported in the consolidated statements of income and includes deferred income taxes on temporary differences between the income tax basis and financial accounting basis of assets and liabilities. Deferred tax assets are evaluated for realization based on available evidence of loss carry back capacity, future reversals of existing taxable temporary differences, and assumptions made regarding future events. A valuation allowance is provided when it is more-likely-
than-not that some portion of the deferred tax asset will not be realized. The provision for income taxes assigned to discontinued operations is based on statutory rates, adjusted for permanent differences generated by those operations.

The Company classifies interest and penalties on income tax liabilities in income tax expense on the consolidated statements of income.

Fair Value of Financial Instruments

 Fair values of financial instruments are based upon estimates at the balance sheet date of the price that would be received in an orderly transaction between market participants. The Company uses quoted market prices and observable inputs when available. However, these inputs are often not available in the markets for many of the Company’s assets. In these cases management typically performs discounted cash flow analysis using its best estimates of key assumptions such as credit losses, prepayment speeds and discount rates based on both historical experience and its interpretation of how comparable market data in more active markets should be utilized. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented may differ from amounts the Company could realize or settle currently.

Recent Accounting Pronouncements

Accounting Standards Update No. 2009-16 - Transfers and Servicing (Topic 860)

During June 2009, the FASB amended the accounting and disclosure standards related to transfers of financial assets.  The amendment eliminates the exception from consolidation for qualifying special purpose entities and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  The amendment also requires certain additional disclosures.  The amendment is effective for fiscal years beginning after November 15, 2009.  The Company does not believe that the adoption of the amendment will have a material effect on its results of operations, financial position or cash flows.

Accounting Standards Update No. 2009-17 - Consolidation (Topic 810)

During June 2009, the FASB amended the accounting and disclosure standards related to the consolidation of variable interest entities (“VIEs”).  The amendment changes how an enterprise determines when an entity that is insufficiently capitalized or is not controlled through voting rights should be consolidated.  The determination of whether an enterprise is required to consolidate an entity is based on, among other things, the entity’s purpose and design, and the enterprise’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendment requires an enterprise to perform a qualitative analysis when determining whether or not it is required to consolidate a VIE, to continually reassess that determination, and eliminates the exception from applying the standard to qualifying special purpose entities.  Additionally, the amendment requires enhanced disclosures about: an enterprise’s involvement with VIEs, any significant changes in an enterprise’s risk exposure due to its involvement with VIEs, how an enterprise’s involvement with VIEs impacts its financial statements, and any significant judgments and assumptions that an enterprise used to determine whether or not to consolidate a VIE.  The amendment is effective for fiscal years beginning after November 15, 2009. The Company is currently assessing the effect that the amendment will have on its results of operations, financial position and cash flows.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - Organization and Summary of Significant Accounting Policies (cont.)

ASU No. 2009-05—Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value
During August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value.”  ASU No. 2009-05 amends the accounting standards related to the fair value measurement of liabilities.  The amendment clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

1.  A valuation technique that uses:
a.  The quoted price of the identical liability when traded as an asset.
b.  Quoted prices for similar liabilities or similar liabilities when traded as assets.
2.  Another valuation technique that is consistent with the principles of the fair value accounting standard, such as the income or market approaches.

The amendment clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  The amendment also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are level 1 fair value measurements.

Reclassifications

Certain amounts for prior periods have been reclassified to conform with current financial statement presentation.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - Earnings Per Share

Basic earnings per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporates the potential dilutive effect of common stock equivalents outstanding on an average basis during the period. Potential dilutive common shares primarily consist of employee stock options, non-vested common stock awards, stock purchase warrants and convertible notes. The following table presents a reconciliation of basic and diluted loss per share for the years ended December 31, 2009 and 2008 (in thousands, except share and per share data):

	2009	2008
Numerator:
Net loss	$(8,567)	$(35,364)
Preferred stock dividends	(16)	(16)
Loss available to common shareholders, basic	$(8,583)	$(35,380)
Loss available to common shareholders, diluted	$(8,583)	$(35,380)

Denominator:
Weighted average basic common shares outstanding	25,926,149	25,689,639
Effect of dilutive securities: Incremental share - non-vested stock awards	-	-
Weighted average diluted common shares outstanding	25,926,149	25,689,639
Net loss for common stockholders per share:
Basic	$(0.33)	$(1.38)
Diluted	$(0.33)	$(1.38)

The weighted average anti-dilutive outstanding stock purchase warrants that were excluded from the computation of diluted loss per share for the years ended December 31, 2009 and 2008 were 2,600,000 and 1,903,825, respectively.  The stock purchase warrants are considered anti-dilutive if assumed proceeds per share exceed the average market price of the Company’s common stock during the relevant period or if the Company realized a net loss for the period.  Assumed proceeds include proceeds from the exercise of the stock purchase warrants.

Anti-dilutive outstanding common stock options that were excluded from the computation of diluted loss per share for the years ended December 31, 2009 and 2008 were 135,000 and 183,157, respectively. The common stock options are considered anti-dilutive if assumed proceeds per share exceed the average market price of the Company’s common stock during the relevant period or if the Company realized a net loss for the period. Assumed proceeds include proceeds from the exercise of the common stock options, as well as unearned compensation related to the common stock options.

Anti-dilutive outstanding convertible debt shares that were excluded from the computation of diluted loss per share for the years ended December 31, 2009 and 2008 were 0 and 286,728, respectively. The convertible debt shares are considered anti-dilutive for any period where interest expense per common share obtainable on conversion exceeds basic earnings per share.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 - Investments

The Company follows the provisions of ASC Topics 320 and 310 in reporting its investments. The investments are carried on the Company’s balance sheet at $8.7 million and $9.7 million at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008 the Company’s investments are accounted for under the provisions of ASC Topic 320 - “Investments Debt and Equity Securites” and classified as held-to-maturity and were carried on the Company’s balance sheet at an amortized cost of $6.4 million and $6.3 million, respectively. Such investments consist of an asset backed security with a principal amount at December 31, 2009 and 2008 of $6.8 million and $6.8 million, respectively. The investment is collateralized by manufactured housing loans and has a contractual maturity date of December 28, 2033. As prescribed by the provisions of ASC Topic 320, as of December 31, 2009 and 2008 the Company had both the intent and ability to hold the investment to maturity. The investment will not be sold in response to changing market conditions, changing fund sources or terms, changing availability and yields on alternative investments or other asset liability management reasons. The investment is regularly measured for impairment through the use of a discounted cash flow analysis based on the historical performance of the underlying loans that collateralize the investment. The cash flow analysis evaluates voluntary prepayment speeds, default assumptions, loss severity and discount rates. If it is determined that there has been a decline in fair value below amortized cost and the decline is other-than-temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included in earnings. No impairment was recorded relating to investments classified as held-to-maturity during the years ended December 31, 2009 and 2008.

There were no securities that have been in a continuous unrealized loss position, at December 31, 2009 and 2008.

Debt securities acquired with evidence of deterioration of credit quality since origination are accounted for under the provisions of ASC Topic 310. The carrying value of the debt securities accounted for under the provisions of ASC Topic 310 was approximately $2.3 million and $3.4 million at December 31, 2009 and 2008, respectively. See “Note 5 — Loan pools and Debt Securities Acquired with Evidence of Deterioration of Credit Quality” for further discussion related to the Company’s debt securities accounted for under the provisions of ASC Topic 310.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - Loans Receivable

The carrying amounts and fair value of loans receivable consisted of the following at December 31 (in thousands):

	2009	2008
Manufactured housing loans - securitized	$828,470	$934,369
Manufactured housing loans - unsecuritized	2,020	2,696
Accrued interest receivable	5,515	5,452
Deferred loan origination costs	2,865	3,186
Discount on originated loans (1)	(16,900)	(18,753)
Discount on purchased loans	(1,498)	(2,564)
Allowance for purchased loans	(2,307)	(1,662)
Allowance for loan losses	(9,805)	(10,777)
Total	$808,360	$911,947

(1)  Represents the fair market value of servicing rights sold in July 2008 which are related to loans held-for-investment.  The discount is accreted into interest income over the life of the loans on a level yield method.

The following table sets forth the average per loan balance, weighted average loan yield, and weighted average initial term at December 31 (dollars in thousands):

	2009	2008
Number of loans receivable	18,108	19,788
Average loan balance	$46	$47
Weighted average loan yield	9.40%	9.44%
Weighted average initial term	20 years	20 years

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - Loans Receivable (cont.)

The following table sets forth the concentration by state of the manufactured housing loan portfolio at December 31 (dollars in thousands):

	2009		2008
	Principal	Percent	Principal	Percent
California	$340,069	41.0	$379,728	40.5
Texas	67,165	8.1	76,189	8.1
New York	40,725	4.9	45,364	4.9
Florida	28,443	3.4	31,883	3.4
Alabama	24,875	3.0	27,763	3.0
Michigan	24,574	2.9	30,275	3.2
Other	304,639	36.7	345,863	36.9
Total	$830,490	100.0	$937,065	100.0

The following table sets forth the number and value of loans for various original terms for the manufactured housing loan portfolio at December 31 (dollars in thousands):

	2009		2008
Original Term in Years	Number of Loans	Principal Balance	Number of Loans	Principal Balance
5 or less	9	$30	13	$164
6-10	1,305	18,809	1,500	24,476
11-12	151	3,189	175	4,024
13-15	4,561	120,333	4,988	140,040
16-20	9,699	529,684	10,508	592,869
21-25	999	53,916	1,108	60,354
26-30	1,384	104,529	1,496	115,138
Total	18,108	$830,490	19,788	$937,065

Delinquency statistics for the manufactured housing loan portfolio are as follows at December 31 (dollars in thousands):

	2009			2008
Days Delinquent	Number of Loans	Principal Balance	% of Portfolio	Number of Loans	Principal Balance	% of Portfolio
31-60	207	$8,794	1.1	231	$10,197	1.1
61-90	66	3,606	0.4	73	3,385	0.4
Greater than 90	159	10,655	1.3	170	8,500	0.9

The Company defines non-performing loans as those loans that are greater than 90 days delinquent in contractual principal payments. The average balance of all non-performing loans as a group was $9.3 million and $8.1 million for the years ended December 31, 2009 and 2008, respectively.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 - Loan Pools and Debt Securities Acquired with Evidence of Deterioration of Credit Quality

The Company has loan pools and debt securities that were acquired, for which there was at acquisition, evidence of deterioration of credit quality, and for which it was probable, at acquisition, that all contractually required payments would not be collected. These loan pools and debt securities are accounted for under the provisions of ASC Topic 310.

Loan Pools Acquired with Evidence of Deterioration of Credit Quality

The carrying amount of loan pools acquired with evidence of deterioration of credit qualify was as follows at December 31 (in thousands):

	2009	2008
Outstanding balance	$20,316	$23,711
Carrying amount, net of allowance of $2,307 and $1,662, respectively	$17,404	$20,270

Accretable yield represents the excess of expected future cash flows over the remaining carrying value of the purchased portfolio, which is recognized as interest income on a level yield basis over the life of the loan portfolio. Nonaccretable difference represents the difference between the remaining expected cash flows and the total contractual obligation outstanding of the purchased receivables. Changes in accretable yield for the years ended December 31 were as follows (in thousands):

	2009	2008
Beginning balance	$11,326	$14,627
Accretion	(1,557)	(1,959)
Change in estimate of future cash flow	-	(1,179)
Disposals	-	(163)
Ending balance	$9,769	$11,326

During the years ended December 31, 2009 and 2008, the Company increased the allowance by charges to the income statement of approximately $644,000 and $749,000, respectively. No allowances were reversed during the years ended December 31, 2009 and 2008.

During the years ended December 31, 2009 and 2008, there were no loans acquired for which it was probable at acquisition that all contractually required payments would not be collected.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 - Loan Pools and Debt Securities Acquired with Evidence of Deterioration of Credit Quality

Debt Securities Acquired with Evidence of Deterioration of Credit Quality

The carrying amount of debt securities acquired with evidence of deterioration of credit quality was as follows at December 31 (in thousands):

	2009	2008
Outstanding balance	$8,612	$8,612
Carrying amount, net	$2,313	$3,400

Accretable yield represents the excess of expected future cash flows over the remaining carrying value of the debt securities, which is recognized as interest income on a level yield basis over the life of the debt securities. Nonaccretable difference represents the difference between the remaining expected cash flows and the total contractual obligation outstanding of the debt securities. Changes in accretable yield for the years ended December 31 were as follows (in thousands):

	2009	2008
Beginning balance	$7,554	$8,879
Accretion	(598)	(619)
Change in estimate of future cash flows	(3,949)	(706)
Ending balance	$3,007	$7,554

During the years ended December 31, 2009 and 2008 the Company recognized an other-than-temporary impairment of $1,002,000 and $32,000, respectively on the principal balance of the security.

During the years ended December 31, 2009 and 2008, there were no debt securities acquired for which it was probable at acquisition that all contractually required payments would not be collected.

NOTE 6 - Allowance for Loan Losses

The allowance for loan losses and related additions and deductions to the allowance for the years ended December 31 were as follows (in thousands):

	2009	2008
Balance at beginning of period	$16,463	$12,160
Provision for loan losses	21,112	17,745
Allocation for loan sale	-	(313)
Gross charge offs	(25,657)	(23,952)
Recoveries	9,605	10,823
Balance at end of period	$21,523	$16,463
Allocation to carrying value of repossessed houses	(11,718)	(5,686)
Net Allowance	$9,805	$10,777

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 - Servicing Rights

Changes in servicing rights for the years ended December 31 were as follows (in thousands):

	2009	2008
Beginning balance of servicing rights	$-	$2,146
Amortization	-	(155)
Sale of servicing rights	-	(1,991)
Balance of servicing rights at end of period	$-	$-

On April 30, 2008 the Company entered into an agreement for the sale of its servicing platform assets to Green Tree. The transaction was approved by the Company’s stockholders as part of an Asset Disposition and Management Plan at the Company’s annual meeting of stockholders held on June 25, 2008. On July 1, 2008, the Company completed the sale of its servicing platform assets to Green Tree.

NOTE 8 - Property and Equipment

Furniture, fixtures and equipment are summarized as follows at December 31 (in thousands):

	2009	2008
Furniture and fixtures	$396	$517
Leasehold improvements	204	204
Computer equipment	378	349
Capitalized software	130	119
Total	1,108	1,189
Less: accumulated depreciation	(911)	(788)
Net Property and Equipment	$197	$401

Depreciation expense was approximately $177,000 and $704,000, for the years ended December 31, 2009 and 2008, respectively. Depreciation expense for the year ended December 31, 2009 has decreased significantly from 2008 due to assets that became fully depreciated during 2008 and 2009 and as a result of the sale of the majority of the Company’s servicing platform’s furniture fixtures and equipment to Green Tree on July 1, 2008.

NOTE 9 - Derivatives

In the normal course of business, the Company enters into various transactions involving derivatives to manage exposure to fluctuations in interest rates. These financial instruments involve, to varying degrees, elements of credit and market risk.

Credit risk is the possible loss that may occur in the event of nonperformance by the counterparty to a financial instrument. The Company attempts to minimize credit risk arising from financial instruments by evaluating the creditworthiness of each counterparty, adhering to the same credit approval process used for traditional lending activities. Counterparty risk limits and monitoring procedures also facilitate the management of credit risk. The Company generally does not receive collateral when it enters into a derivative contract.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 9 - Derivatives (cont.)

Market risk is the potential loss that may result from movements in interest rates that cause an unfavorable change in the value of a financial instrument. Market risk arising from derivative instruments is reflected in the consolidated financial statements. The Company manages this risk by establishing monetary exposure limits and monitoring compliance with those limits. Market risk inherent in derivative instruments held or issued for risk management purposes is typically offset by changes in the fair value of the assets or liabilities being hedged.

When hedge accounting is discontinued because the Company determines that the derivative no longer qualifies as a hedge, the derivative will continue to be recorded on the consolidated balance sheet at its fair value. Any change in the fair value of a derivative no longer qualifying as a hedge is recognized in current period earnings. For terminated cash flow hedges or cash flow hedges that no longer qualify as highly effective, the effective position previously recorded in accumulated other comprehensive income is recorded in earnings when the hedged item affects earnings.

Derivative Instruments

Derivative instruments are traded over an organized exchange or negotiated over-the-counter. Credit risk associated with exchange traded contracts is typically assumed by the organized exchange. Over-the-counter contracts are tailored to meet the needs of the counterparties involved and, therefore, contain a greater degree of credit risk and liquidity risk than exchange traded contracts, which have standardized terms and readily available price information. The Company reduces exposure to credit and liquidity risks from over-the-counter derivative instruments entered into for risk management purposes,  by conducting such transactions with investment grade domestic financial institutions and subjecting counterparties to credit approvals, limits and monitoring procedures similar to those used in making other extensions of credit.

Detailed discussions of each class of derivative instruments held or issued by the Company for both risk management are as follows.

Interest Rate Swaps

Interest rate swaps are agreements in which two parties periodically exchange fixed cash payments for variable payments based on a designated market rate or index, or variable payments based on two different rates or indices, applied to a specified notional amount until a stated maturity. The Company's swap agreements are structured such that variable payments are primarily based on one month LIBOR or three-month LIBOR. These instruments are principally negotiated over-the-counter and are subject to credit risk, market risk and liquidity risk.  All interest rate swaps entered into by the Company were purchased with the intent to offset potential increases in interest expense and potential variability in cash flows under various interest rate environments.  The Company does not speculate on interest rates.  All interest rate swaps were entered into for the purpose of hedging the Company’s exposure to interest rate risk.  When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge the Company discontinues hedge accounting and all changes in value in the derivative instrument are recorded in interest expense in the income statement.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 9 - Derivatives (cont.)

The following table presents the composition of the Company's derivative instruments at December 31, 2009 and 2008 (in thousands):

	December 31,2009
		Fair Value
	Notional/ Contract Amount	Asset Derivatives (Unrealized Gains)	Liabilities Derivatives (Unrealized Losses)
Derivatives designated as hedging instruments:
Interest rate contracts: Swaps - cash flow - receive floating/pay fixed	$376,684	$-	$33,065

Derivatives not designated as hedging instruments:
Interest rate contracts: Swaps - cash flow - receive floating/pay fixed	350,016	257	-

Total Derivatives	$726,700	$257	$33,065

	December 31,2008
		Fair Value
	Notional/ Contract Amount	Asset Derivatives (Unrealized Gains)	Liabilities Derivatives (Unrealized Losses)
Derivatives designated as hedging instruments:
Interest rate contracts: Swaps - cash flow - receive floating/pay fixed	$418,411	$-	$57,887

Derivatives not designated as hedging instruments:
Interest rate contracts: Swaps - cash flow - receive floating/pay fixed	408,259	326	-

Total Derivatives	$826,670	$326	$57,887

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 9 - Derivatives (cont.)

By purchasing and writing derivative contracts, the Company is exposed to credit risk if the counterparties fail to perform. The Company minimizes credit risk through credit approvals, limits, monitoring procedures and collateral requirements. Nonperformance risk, including credit risk, is included in the determination of net fair value.

At December 31, 2009, master netting arrangements were in place with all interest rate swap counterparties. These arrangements effectively reduce credit risk by permitting settlement, on a net basis, of contracts entered into with the same counterparty.

The Company employs a variety of financial instruments for risk management purposes. Activity related to these instruments is centered predominantly in the interest rate markets and mainly involves interest rate swaps.

As part of a cash flow hedging strategy, the Company entered into interest rate swap agreements (weighted average original maturity of 5.24 years) that effectively converts a portion of existing floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense over the life of the agreements.

If interest rates, interest yield curves and notional amounts remain at current levels, the Company expects to reclassify $19.0 million of net gains, net of tax, on derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) to earnings during the next twelve months due to receipt of variable interest associated with existing and forecasted floating rate debt.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 9 - Derivatives (cont.)

The following table summarizes the expected weighted average remaining maturity of the notional amount of interest rate swaps and the weighted average interest rates associated with amounts expected to be received or paid on interest rate swap agreements as of December 31, 2009 and 2008 (in thousands).

		December 31,2009
		Weighted Average
	Notional Amount	Receive Rate	Pay Rate
Interest rate contracts:
Swaps - cash flow - receiver floating/pay fixed rate - Designated as hedging instruments	$376,684	0.23%	5.28%

Interest rate contracts:
Swaps - cash flow - receiver floating/pay fixed rate - Not designated as hedging instruments	350,016	0.23%	5.28%

Total Derivatives	$726,700	0.23%	5.28%

		December 31,2008
		Weighted Average
	Notional Amount	Receive Rate	Pay Rate
Interest rate contracts:
Swaps - cash flow - receiver floating/pay fixed rate - Designated as hedging instruments	$418,411	1.20%	5.28%

Interest rate contracts:
Swaps - cash flow - receiver floating/pay fixed rate - Not designated as hedging instruments	408,259	1.20%	5.28%

Total Derivatives	$826,670	1.20%	5.28%

Management believes these hedging strategies achieve the desired relationship between the fixed cash flow requirements of the derivative contracts and the variable cash flow requirements of its securitization financing  which, in turn, reduce the overall exposure of net interest expense to interest rate risk, although there can be no assurance that such strategies will be successful.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 10 - Loan Securitizations

Periodically the Company securitized manufactured housing loans. The Company recorded each transaction based on its legal structure. Under the legal structure of the current securitizations, the Company exchanged manufactured housing loans it originated and purchased with a trust for cash. The trust then issued ownership interests to investors in asset backed bonds secured by the loans.

The Company structured all loan securitizations occurring since 2003 as financings for accounting purposes. When securitizations are structured as financings no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability. The Company records interest income on securitized loans and interest expense on the bonds issued in the securitizations over the life of the securitizations. Deferred debt issuance costs and discount related to the bonds are amortized on a level yield basis over the estimated life of the bonds.

Prior to 2003, the Company sold loan pools that were treated as true sales in accordance with the accounting guidance within ASC Topic 860, "Transfers and Servicing."

Whenever the Company sells loans, it makes customary representations and warranties to purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied, and the types of documentation being provided. Typically these representations and warranties are in place for the life of the loan. If a loan does not perform, and a defect in the origination process is identified, the Company may be required to either repurchase the loan or indemnify the purchaser for losses it may incur on such loan. To date, the Company has not experienced any claims on it representations and warranties for loan pool sales that were accounted for as true sales. The Company has an insurance contract in place against losses in excess of $250,000 relating to representation and warranty claims. The Company does not believe that it has any exposure to representation and warranty claims; therefore it has not created an accrual for potential claims.

NOTE 11 - Debt

Total debt outstanding was as follows at December 31 (in thousands):

	2009	2008
Securitization financing	$689,762	$775,120
Notes payable - related party	15,638	29,351
Total	$705,400	$804,471

Warehouse Financing — Citigroup

The Company, through its operating subsidiary Origen Financial L.L.C., previously had a short term securitization facility used for warehouse financing with Citigroup Global Markets Realty Corporation (“Citigroup”). Under the terms of the agreement, originally entered into in March 2003 and amended periodically, most recently in August 2007, the Company pledged loans as collateral and in turn was advanced funds. The facility had a maximum advance amount of $200 million at an annual interest rate equal to LIBOR plus a spread. Additionally, the facility included a $55 million supplemental advance amount collateralized by the Company’s residual interests in its 2004-A, 2004-B, 2005-A, 2005-B, 2006-A, 2007-A and 2007-B securitizations. This facility was paid off in full and terminated in April 2008.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 11 – Debt (Cont.)

Securitization Financing — 2004-A Securitization

On February 11, 2004, the Company completed a securitization of approximately $238.0 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $200.0 million in notes payable. The notes are stratified into six different classes and pay interest at a duration weighted average rate of approximately 5.12%. The notes have a contractual maturity date of October 2013 with respect to the Class A-1 notes; August 2017, with respect to the Class A-2 notes; December 2020, with respect to the Class A-3 notes; and January 2035, with respect to the Class A-4, Class M-1 and Class M-2 notes. The outstanding balance on the 2004-A securitization notes was approximately $73.8 million and $83.5 million at December 31, 2009 and 2008, respectively.

Securitization Financing — 2004-B Securitization

On September 29, 2004, the Company completed a securitization of approximately $200.0 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $169.0 million in notes payable. The notes are stratified into seven different classes and pay interest at a duration-weighted average rate of approximately 5.27%. The notes have a contractual maturity date of June 2013 with respect to the Class A-1 notes; December 2017, with respect to the Class A-2 notes; August 2021, with respect to the Class A-3 notes; and November 2035, with respect to the Class A-4, Class M-1, Class M-2 and Class B-1 notes. The outstanding balance on the 2004-B securitization notes was approximately $71.3 million and $80.8 million at December 31, 2009 and 2008, respectively.

Securitization Financing — 2005-A Securitization

On May 12, 2005, the Company completed a securitization of approximately $190.0 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $165.3 million in notes payable. The notes are stratified into seven different classes and pay interest at a duration-weighted average rate of approximately 5.30%. The notes have a contractual maturity date of July 2013 with respect to the Class A-1 notes; May 2018, with respect to the Class A-2 notes; October 2021, with respect to the Class A-3 notes; and June 2036, with respect to the Class A-4, Class M-1, Class M-2 and Class B notes. The outstanding balance on the 2005-A securitization notes was approximately $80.9 million and $92.9 million at December 31, 2009 and 2008, respectively.

Securitization Financing — 2005-B Securitization

On December 15, 2005, the Company completed a securitization of approximately $175.0 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $156.2 million in notes payable. The notes are stratified into eight different classes and pay interest at a duration-weighted average rate of approximately 6.15%. The notes have a contractual maturity date of February 2014 with respect to the Class A-1 notes; December 2018, with respect to the Class A-2 notes; May 2022, with respect to the Class A-3 notes; and January 2037, with respect to the Class A-4, Class M-1, Class M-2 , Class B-1 and B-2 notes. The outstanding balance on the 2005-B securitization notes was approximately $89.7 million and $103.2 million at December 31, 2009 and 2008, respectively.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 11 – Debt (Cont.)

Securitization Financing — 2006-A Securitization

On August 25, 2006, the Company completed a securitization of approximately $224.2 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $200.6 million in notes payable. The notes are stratified into two different classes. The Class A-1 notes pay interest at one month LIBOR plus 15 basis points and have a contractual maturity date of November 15, 2018. The Class A-2 notes pay interest based on a rate established by the auction agent at each rate determination date and have a contractual maturity date of October 2037. Additional credit enhancement was provided through the issuance of a financial guaranty insurance policy by Ambac Assurance Corporation. The outstanding balance on the 2006-A securitization notes was approximately $131.7 million and $147.2 at December 31, 2009 and 2008, respectively.

Securitization Financing — 2007-A Securitization

On May 2, 2007, the Company completed a securitization of approximately $200.4 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $184.4 million in notes payable. The notes are stratified into two different classes. The Class A-1 notes pay interest at one month LIBOR plus 19 basis points and have a contractual maturity date of April 2037. The Class A-2 notes pay interest based on a rate established by the auction agent at each rate determination date and have a contractual maturity date of April 2037. Additional credit enhancement was provided through the issuance of a financial guaranty insurance policy by Ambac Assurance Corporation. The outstanding balance on the 2007-A securitization notes was approximately $138.0 million and $153.7 at December 31, 2009 and 2008, respectively.

Securitization Financing — 2007-B Securitization

On October 16, 2007, the Company completed a securitization of approximately $140.0 million in principal balance of manufactured housing loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, issued $126.7 million of a single AAA rated floating rate class of asset backed notes to a single qualified institutional buyer pursuant to Rule 144A under the Securities Act of 1933. The notes pay interest at one month LIBOR plus 120 basis points and have a contractual maturity date of September 2037. Additional credit enhancement was provided by a guaranty from Ambac Assurance Corporation. The outstanding balance on the 2007-B securitization notes was approximately $104.4 million and $113.8 at December 31, 2009 and 2008, respectively.

Repurchase Agreements — Citigroup

     The Company had previously entered into four repurchase agreements with Citigroup. Three of the repurchase agreements were for the purpose of financing the purchase of investments in three asset backed securities with principal balances of $32.0 million, $3.1 million and $3.7 million respectively. The fourth repurchase agreement was for the purpose of financing a portion of the Company’s residual interest in the 2004-B securitization with a principal balance of $4.0 million. Under the terms of the agreements, the Company sold its interest in the securities with an agreement to repurchase them at a predetermined future date at the principal amount sold plus an interest component. In February 2008 these repurchase agreements were not renewed.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 11 - Debt (cont.)

Notes Payable — Related Party

In September 2007, the Company, through its primary operating subsidiary Origen Financial L.L.C., previously entered into a $15 million secured financing arrangement (the $15 Million Loan”) with the William M. Davidson Trust u/a/d 12/13/04 (the “Lender”).  The $15 Million Loan included a $10 million senior secured promissory note (the “Note”) and a $5 million senior secured convertible promissory note (the “Convertible Note”). The Note and the Convertible Note were each one year secured notes bearing interest at 8% per year and were secured by a portion of the Company’s rights to receive servicing fees on its loan servicing portfolio. The Note, which had an original principal amount of $10 million, and the Convertible Note, which had an original principal amount of $5 million, were each due on September 11, 2008. The term of the Note and the Convertible Note could be extended up to 120 days with the payment of additional fees. The Convertible Note could be converted at the option of the Lender into shares of the Company’s common stock at a conversion price of $6.237 per share. In connection with the $15 Million Loan, the Company issued a stock purchase warrant to the Lender. The stock purchase warrant was a five-year warrant to purchase 500,000 shares of the Company’s common stock at an exercise price of $6.16 per share.

On April 8, 2008, the $15 Million Loan was amended and the Company entered into a $46 million secured financing arrangement (the “$46 Million Note”) with the Lender.  The $46 Million Note is a three-year secured note bearing interest at 14.5% per year.  The $46 Million Note is due on April 8, 2011, but at the Company’s option, its maturity may be extended for one year if the Company pays an extension fee equal to 2% of the then outstanding principal balance. The $46 Million Note is pre-payable, provided however, that if it is paid off entirely in connection with a refinancing of the entire remaining principal owing under the note, the Company must pay a prepayment fee equal to 1.5% of the then outstanding principal balance. The Company also issued a five-year stock purchase warrant (the “Warrant”) to purchase 2,600,000 shares of the Company’s common stock at an exercise price of $1.22 per share, which was the closing consolidated bid price for Origen common stock on April 7, 2008.  The Lender transferred the $46 Million note and the Warrant to an affiliated trust, the William M Davidson Trust u/a/d 9/24/08, in January 2010.  The Company has granted the Lender certain registration rights with respect to the common stock issuable upon the exercise of the Warrant and other unregistered shares that may be owned by the holder of the Warrants and its affiliates.  The amendment to the $15 Million Loan also terminated the previous conversion rights on the Convertible Note and terminated the 500,000 warrants to purchase the Company’s common stock.   The $46 million Note had an aggregate outstanding balance of $15.6 million at December 31, 2009 and $29.4 million at December 31, 2008, net of the unamortized discount related to the fair value of the stock purchase warrant.

The Lender is an affiliate of William M. Davidson and his estate.  Mr. Davidson passed away in March 2009.  Jonathan S. Aaron is married to Mr. Davidson’s stepdaughter and is the co-trustee of both the Lender and the affiliated trust that currently holds the Warrant.  Mr. Aaron has served as a director of the Company since November 2008 and from 2004 to July 2009 was employed by Guardian Industries Corp., of which Mr. Davidson was the principal shareholder.  From the time the $15 Million Loan was made and until December 2009, Woodward Holding, LLC owned 1,750,000 shares (or approximately 6.7%) of the Company’s common stock.  From the time the $15 Million Loan was made until July 2008, Mr. Davidson was the sole member of Woodward Holding, LLC and Paul A. Halpern was the sole manager of Woodward Holding, LLC.  Mr. Halpern, who has served as the Chairman of the Board of the Company since 2003, is employed by Guardian Industries Corp. and its affiliates.  In July 2008, Mr. Davidson sold 60% of the membership interests of Woodward Holding, LLC to Mr. Halpern and the remaining 40% of the membership interests to Mr. Aaron.  After that sale, Mr. Halpern continued to serve as the sole manager of Woodward Holding, LLC.  In December 2009, Woodward Holding, LLC distributed 1,050,000 of the shares to an affiliate of Mr. Halpern and the remaining 700,000 shares to an affiliate of Mr. Aaron.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 11 - Debt (cont.)

The average balance and average interest rate of outstanding debt was as follows at December 31 (dollars in thousands):

	2009		2008
	Average Balance	Average Rate	Average Balance	Average Rate
Warehouse financing - Citigroup (1)	$-	-%	$43,213	6.2%
Securitization financing — 2004-A securitization	78,632	6.0	89,441	5.9
Securitization financing — 2004-B securitization	76,313	6.1	88,924	6.0
Securitization financing — 2005-A securitization	87,068	5.7	101,053	5.5
Securitization financing — 2005-B securitization	97,515	6.0	111,560	5.9
Securitization financing — 2006-A securitization	139,773	6.8	158,762	6.8
Securitization financing — 2007-A securitization	146,186	6.5	163,240	6.5
Securitization financing — 2007-B securitization	109,322	6.9	119,506	7.1
Repurchase agreements - Citigroup	-	-	2,498	5.2
Notes payable - related party (2)	23,254	17.1	30,048	17.4

(1)  Included facility fees. This facility was paid off in full and terminated in April 2008.

(2)  Includes the amortization of the fair value of the related stock purchase warrants.

At December 31, 2009, the total of maturities and amortization of debt during the next five years and thereafter are approximately as follows: 2010 — $77.6 million; 2011 — $78.0 million; 2012 — $68.2 million; 2013 — $65.5 million; 2014 — $59.6 million and $356.6 million thereafter.

NOTE 12 - Employee Benefits

The Company maintains a 401(k) plan covering substantially all employees who meet certain minimum requirements. Participating employees can make salary contributions to the plan up to Internal Revenue Code limits. The Company matches $1.00 for each dollar contributed by each eligible participant in the plan up to the first 1% of each eligible participant’s annual compensation and $0.50 for each dollar contributed by each eligible participant in the plan up to the next 5% of each eligible participant’s annual compensation. The Company’s related expense was approximately $54,000 and $219,000, respectively for the years ended December 31, 2009 and 2008.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 13 - Share Based Compensation Plan

The Company’s equity incentive plan has approximately 1.8 million shares of common stock reserved for issuance as either stock options or non-vested stock grants. As of December 31, 2009, approximately 373,302 shares of common stock remained available for issuance, as either stock options or non-vested stock grants, under the plan. The compensation cost that has been charged against income for those plans was $0 and  $3.0 million, for the years ended December 31, 2009 and 2008, respectively.

Stock Options

Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the Compensation Committee of the Board of Directors as the administrator of the Company’s equity incentive plan, and options that have been issued to date generally vested over a two-year period, have 10-year contractual terms and a 5-year expected option term. The Company does not pay dividends or make distributions on unexercised options. As of December 31, 2009 there was no unrecognized compensation cost related to stock options granted under the equity incentive plan.

There were no stock options granted during the years ended December 31, 2009 or 2008. No stock options were exercised during the years ended December 31, 2009 and 2008. The following table summarizes the activity relating to the Company’s stock options for the year ended December 31, 2009:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding at January 1, 2009	135,500	$10.00	5.0
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Options outstanding at December 31, 2009	135,500	$10.00	5.0
Options exercisable at December 31, 2009	135,500	$10.00	5.0

Non-Vested Stock Awards

The Company grants non-vested stock awards to certain directors, officers and employees under the equity incentive plan. The grantees of the non-vested stock awards are entitled to receive all dividends and other distributions paid with respect to the common shares of the Company underlying such non-vested stock awards at the time such dividends or distributions are paid to holders of common shares.

The Company recognizes compensation expense for outstanding non-vested stock awards over their vesting periods for an amount equal to the fair value of the non-vested stock awards at grant date. As of December 31, 2009 there was no unrecognized compensation cost related to non-vested stock awards granted under the equity incentive plan. On July 1, 2008 as a result of the sale of the Company’s servicing platform assets to Green Tree, all non-vested stock awards granted under the equity incentive plan vested and total unrecognized compensation expense was recognized at that time.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 14 - Stockholders' Equity

Effective January 1, 2004, the Company sold 125 shares of its Series A Cumulative Redeemable Preferred Stock directly to 125 investors at a per share price of $1,000. The transaction resulted in net proceeds to the Company of $95,000. These shares pay dividends quarterly at an annual rate of 12.5%.

On October 8, 2003, the Company completed a private placement of $150.0 million of its common stock to certain institutional and accredited investors.

On February 4, 2004, the Company completed a private placement of 1,000,000 shares of its common stock to one institutional investor. The offering provided net proceeds to the Company of approximately $9.4 million.

On May 6, 2004, the Company completed an initial public offering of 8.0 million shares of its common stock. In June 2004 the underwriters of the initial public offering purchased an additional 625,900 shares of the Company’s common stock pursuant to an underwriter’s over-allotment option. Net proceeds from these transactions were $72.2 million after discount and expenses.

In September 2005, the Securities and Exchange Commission declared effective the Company’s shelf registration statement on Form S-3 for the proposed offering, from time to time, of up to $200 million of its common stock, preferred stock and debt securities. In addition to such debt securities, preferred stock and common stock the Company may sell under the registration statement from time to time, the Company registered for sale 1,540,000 shares of its common stock pursuant to a sales agreement entered into with Brinson Patrick Securities Corporation. Sales under the agreement commenced on June 5, 2007. There were no sales under this agreement during the years ended December 31, 2009 and 2008. The Company sold 50,063 shares of common stock under the sales agreement with Brinson Patrick Securities Corporation during the year ended December 31, 2007, at the price of the Company’s common stock prevailing at the time of each sale. The Company received proceeds, net of commissions, of $296,000 during the year ended December 31, 2007, as a result of these sales.

In conjunction with the $15 million secured financing arrangement (See Note 11), the Company originally issued a stock purchase warrant to the Lender. On April 8, 2008, the $15 Million Loan was amended and the Company entered into a $46 million dollar secured financing arrangement (See Note 11). Additionally, 500,000 warrants to purchase Origen common stock were terminated. These warrants were originally issued by Origen to the Lender on September 11, 2007 in connection with the $15 Million Loan, were exercisable at Lender’s option until September 11, 2012 and had an exercise price of $6.16 per share.

In connection with the $46 Million Note (See Note 11), which the Lender subsequently assigned to an affiliated trust, the William M Davidson Trust u/a/d 9/24/08, the Company issued a stock purchase warrant to the Lender (as defined in Note 11). The stock purchase warrant is a five-year warrant to purchase 2,600,000 shares of the Company’s common stock at an exercise price of $1.22 per share. The warrant expires on April 8, 2013. As of April 08, 2008, the warrants are valued at $858,000 using a Cox, Ross and Rubinstein lattice based pricing model. This amount has been recorded as an increase in additional paid-in-capital and as a discount on notes payable in the Company’s consolidated balance sheet. The amortization of the discount will be recorded as an increase in interest expense over the life of the notes payable. Interest expense of $286,000 and $209,000 was recorded during the years ended December 31, 2009 and 2008, respectively,  as a result of the amortization of the fair value of the stock purchase warrant.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 14 - Stockholders' Equity (cont.)

In December 2008, the Company voluntarily delisted its common stock from the NASDAQ Global Market, deregistered its common stock under the Securities Act of 1934 and terminated its shelf registration statement on Form S-3 and its registration statement on Form S-8.

The Company maintains an equity incentive plan, but no awards are currently outstanding under the plan.   There were stock award share forfeitures of 0, and 13,837 during the years ended December 31, 2009 and 2008, respectively, under the plan. Stock award shares vested during the years ended December 31, 2009 and 2008 were 0 and 516,791, respectively. In connection with the Company’s sale of its servicing platform assets, all outstanding non-vested stock awards vested on July 1, 2008 and the compensation expense related to these awards was $3.0 million for the year ended December 31, 2008. Prior to the sale of the Company’s servicing platform assets to Green Tree, compensation expense related to these stock awards was recognized over their estimated service period. Compensation cost recognized for the non-vested stock awards was approximately $0 and $1.6 million for the years ended December 31, 2009 and 2008, respectively.

Data pertaining to the Company’s distributions declared and paid to common stockholders during the years ended December 31, 2009 and 2008 are as follows:

Declaration Date	Record Date	Date Paid	Distribution per Share	Total Distribution (thousands)
September 11, 2008	September 22, 2008	September 30, 2008	$ 0.05	$ 1,193

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 15 - Income Taxes

The provision (benefit) for income taxes is computed by applying the effective federal income tax rate to income (loss) before income taxes as reported in the consolidated financial statements after deducting non-taxable items, principally income from a qualified REIT subsidiary, then adding  interest (tax related), penalties, and state taxes .

In the ordinary course of business, the Company enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) may question and/or challenge the tax position taken by the Company with respect to those transactions. The Company believes that its tax returns were filed based upon applicable statutes, regulations and case law in effect at the time of the transactions. The IRS, an administrative authority, or a court, if presented with the transactions, could disagree with the Company's interpretation of the tax law. After evaluating the risks and opportunities, the best outcome may result in a settlement. The ultimate outcome for each position is not known.

On January 1, 2007, the Company adopted new income tax guidance related to accounting for uncertainty in income taxes.   The Company does not believe that it has any uncertainty as defined by the guidance in its tax returns.  Therefore, there are no accruals for interest and penalties or uncertain tax positions included in the Company’s tax accrual.  The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company and its subsidiaries are no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2005.

The Company’s provision for income taxes was $152,000 and $61,000, for the years ended December 31, 2009 and 2008, respectively related to current income taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows (in thousands):

	2009	2008
Deferred tax assets:
Net operating loss carry forwards	$54	$4,768
Other	100	279
Gross deferred tax assets	154	5,047
Less: valuation allowance	(154)	(5,020)
Total Deferred Tax Assets	-	27
Deferred tax liabilities:
Amortization of intangibles	-	27
Total Deferred Tax Liabilities	-	27
Net Deferred Tax Asset	$-	$-

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 15 - Income Taxes (cont.)

The Company recognizes all of its deferred tax assets if it believes that it is more likely than not, given all available evidence, that all of the benefits of the net operating loss carry forwards and other deferred tax assets will be realized. The Company recorded a valuation allowance of $154,000 and $5.0 million as of December 31, 2009 and 2008, respectively, associated with the amortization of intangibles and net operating loss carry forwards for which management believes, based on the available evidence, it is more likely than not that the Company will not realize the benefit. Management believes that, based on the available evidence, it is more likely than not that the Company will realize the benefit from its remaining deferred tax assets. As of December 31, 2009 the taxable REIT subsidiaries’ total net operating loss carry forwards were approximately $160,000. As a result of the sale of the stock of Origen Servicing, Inc, on January 14, 2009 (Note 1) net operating loss carry forward available decreased by $13.5 million.

For income tax purposes, distributions paid to common stockholders consist of ordinary income and return of capital. Distributions paid were taxable as follows for the years ended December 31 (dollars in thousands):

	2009		2008
	Amount	Percentage	Amount	Percentage
Ordinary income	$-	-	$1,193	100.0
Return of capital	-	-	-	-
Total	$-	-	$1,193	100.0

A portion of the Company’s income from a qualified REIT subsidiary that would otherwise be classified as a taxable mortgage pool, may be treated as “excess inclusion income,” which would be subject to the distribution requirements that apply to the Company and could therefore adversely affect its liquidity. Generally, a stockholder’s share of excess inclusion income would not be allowed to be offset by any operating losses otherwise available to the stockholder. Tax exempt entities that own shares in a REIT must treat their allocable share of excess inclusion income as unrelated business taxable income. Any portion of a REIT dividend paid to foreign stockholders that is allocable to excess inclusion income will not be eligible for exemption from the 30% withholding tax (or reduced treaty rate) on dividend income. For the year ended December 31, 2009, no distributions were paid representing excess inclusion income.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 16 - Liquidity Risks and Uncertainties

The risks associated with the Company’s business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, repossessions, foreclosures and losses generally increase during economic slowdowns or recessions. For the Company’s finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured houses may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, repossessions, foreclosures, losses or increased costs would adversely affect the Company’s financial condition, results of operations and liquidity. The Company bears the risk of delinquency and default on securitized loans in which it has a residual or retained ownership interest. The Company also reacquires the risks of delinquency and default for loans that it is obligated to repurchase. Repurchase obligations are typically triggered in sales or securitizations if the loan materially violates the Company’s representations or warranties.

The availability of sufficient sources of capital to allow the Company to continue its operations is dependent on numerous factors, many of which are outside its control. Relatively small amounts of capital are required for the Company’s ongoing operations and cash generated from operations should be adequate to fund the continued operations.

The Company’s ability to obtain funding from operations may be adversely impacted by, among other things, market and economic conditions in the manufactured housing financing markets generally. The ability to obtain funding from sales of securities or debt financing arrangements may be adversely impacted by, among other things, market and economic conditions in the manufactured housing financing markets generally and the Company’s financial condition and prospects.

The Company, through its primary operating subsidiary Origen Financial L.L.C., currently has a $46 million secured financing arrangement with the William M. Davidson Trust u/a/d 9/24/08. The $46 million Note is a three-year secured note bearing interest at 14.5% per year and is due on April 8, 2011. The $46 million Note is secured by all of the Company’s assets. The $46 million Note had a gross outstanding balance of $16 million at December 31, 2009.

ORIGEN FINANCIAL, INC.

NOTE 17 - Lease Commitments

The Company leases office facilities and equipment under leasing agreements that expire at various dates. These leases generally contain scheduled rent increases or escalation clauses and/or renewal options. Future minimum rental payments under agreements classified as operating leases with non- cancelable terms at December 31, 2009 were as follows (in thousands):

2010	$589
2011	402
Thereafter	-
Total	$991

For the years ended December 31, 2009 and 2008, rental and operating lease expense amounted to approximately $0.6 million and $1.0 million, respectively. The Company did not pay any contingent rental expense and received $0.1 million and $0.1 million in sublease income during the years ended December 31, 2009 and 2008, respectively.

NOTE 18 - Fair Value Measurements

On January 1, 2008, the Company adopted guidance related to fair value measurements and additional guidance for financial instruments. This guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. The updated guidance was issued to establish a uniform definition of fair value. The definition of fair value under this guidance is market based as opposed to company specific and includes the following:

•           Defines fair value as the price that would be received to sell an asset or paid to transfer a liability, in either case through an orderly transaction between market participants at a measurement date, and establishes a framework for measuring fair value;

•           Establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•           Nullifies previous fair value guidance, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

•           Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the company’s creditworthiness when valuing liabilities; and

•           Expands disclosures about instruments that are measured at fair value.

The accounting guidance for financial instruments provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized Company commitments and written loan commitments not previously recorded at fair value. The Company has not elected to apply the fair value option for any financial instruments.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 18 - Fair Value Measurements (cont.)

Determination of Fair Value

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves and option volatilities. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, creditworthiness, liquidity and unobservable parameters that are applied consistently over time. Any changes to the valuation methodology are reviewed by management to determine appropriateness of the changes. As markets develop and the pricing for certain products becomes more transparent, the Company expects to continue to refine its valuation methodologies.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair values of the same financial instruments at the reporting date.

Valuation Hierarchy

The accounting guidance for fair value measurements and disclosures establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy favors the transparency of inputs to the valuation of an asset or liability as of the measurement date and thereby favors use of Level 1 if appropriate information is available, and otherwise Level 2 and finally Level 3 if Level 2 input is not available. The three levels are defined as follows.

•           Level 1 — Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate.

•           Level 2 — Fair value is based upon quoted prices for similar (i.e., not identical) assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•           Level 3 — Fair value is based upon financial models using primarily unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input within the valuation hierarchy that is significant to the fair value measurement.

The following is a description of the valuation methodologies used by the Company for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 18 - Fair Value Measurements (cont.)

Assets

Investments - "SOP – 03-3" - These securities are comprised of mortgage-backed securities that have evidence of deterioration of credit quality at purchase. The fair values are determined by using a discounted cash flow model. Due to illiquidity in the markets, the Company determined the fair value of these securities using internal valuation models and therefore classified them within the Level 3 valuation hierarchy as these models utilize significant inputs which are unobservable.

Loans receivable

 The Company does not record these loans at fair value on a recurring basis. However, from time to time a loan is considered impaired and an allowance for loan losses is established. Loans are considered impaired if it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Once a loan is identified as impaired, the fair value of the impaired loan is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, and liquidation value or discounted cash flows. Impaired loans do not require an allowance if the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral rather than on discounted cash flows. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as a nonrecurring Level 2 valuation.

Repossessed houses

 Loans on which the underlying collateral has been repossessed are adjusted to fair value upon transfer to repossessed assets. Subsequently, repossessed assets are carried at the lower of carrying value or fair value, less anticipated marketing and selling costs. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the repossessed asset as a nonrecurring Level 2 valuation.

Derivative Financial Instruments

The Company's derivative contracts include only interest rate swaps, and are valued by comparing similar assets in an active market with inputs that are observable and are classified within Level 2 of the valuation hierarchy.

Liabilities

Warrants

Warrant liabilities are valued using a Cox, Ross, Rubinstein lattice model. Significant assumptions include expected volatility, a risk free rate and an expected life. The Company records the warrants as a nonrecurring Level 2 valuation.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 18 - Fair Value Measurements (cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands):

	December 31, 2009
	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Assets/Liabilities at Fair Value
Assets
Derivatives	$-	$257	$-	$257
Total assets	$-	$257	$-	$257

Liabilities
Derivatives	$-	$33,065	$-	$33,065
Total liabilities	$-	$33,065	$-	$33,065

	December 31, 2008
	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Assets/Liabilities at Fair Value
Assets
Derivatives	$-	$326	$-	$326
Total assets	$-	$326	$-	$326

Liabilities
Derivatives	$-	$57,887	$-	$57,887
Total liabilities	$-	$57,887	$-	$57,887

Derivative assets are included in other assets on the balance sheet.

The Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 18 - Fair Value Measurements (cont.)

The Company also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market and had a fair value below cost at the end of the period as summarized below:

	December 31, 2009
	Fair Value on a Non-recurring Basis
	Level 1	Level 2	Level 3	Asset/Liability at Fair Value
Investments-SOP – 03-3	$-	$2,313	$-	$2,313
Impaired loans	-	4,262	-	4,262
Repossessed assets	-	7,918	-	7,918
Total Asset	$-	$14,493	$-	$14,493

	December 31, 2008
	Fair Value on a Non-recurring Basis
	Level 1	Level 2	Level 3	Asset/Liability at Fair Value
Investment-SOP – 03-3	$-	$3,400	$-	$3,400
Impaired loans	-	3,600	-	3,600
Repossessed houses	-	4,543	-	4,543
Total Asset	$-	$11,543	$-	$11,543

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 18 - Fair Value Measurements (cont.)

Required Financial Disclosure about Financial Instruments

The accounting guidance for financial instruments requires disclosures of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments and all nonfinancial instruments are excluded from the scope of this guidance. Accordingly, the fair value disclosures required by this guidance are only indicative of the value of individual financial instruments as of the dates indicated and should not be considered an indication of the fair value of the Company.

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Cash and cash equivalents	$3,827	$3,827	$14,118	$14,118
Restricted cash	10,419	10,419	12,927	12,927
Investments	8,727	8,727	9,739	5,804
Loans receivable	808,360	708,772	911,947	886,088
Derivatives	257	257	326	326

Liabilities
Securitization financing	689,762	537,767	775,120	687,743
Note payables - related party	15,638	15,638	29,351	29,351
Derivatives	33,065	33,065	57,887	57,887

The methods and assumptions that were used to estimate the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value for other financial instruments for which it is practicable to estimate that value:

•	Cash, cash equivalents and restricted cash - Due to their short term in nature, the carrying amount of cash, cash equivalents, and restricted cash approximates fair value.
•
Investment-Held-to-Maturity - The fair value of investments, classified as held to maturity, is estimated by management using an internally developed cash flow model using market interest rates inputs as well as management's best estimates of spreads for similar collateral.

•
Loans Receivable - The fair value of loans is estimated by using internally developed discounted cash flow models using market interest rate inputs as well as management's best estimate of spreads for similar collateral.

•
Notes Payable Related Party - The fair value of notes payable is estimated by management by using an internal model using rates currently available to the Company for debt with similar terms and remaining maturities.

•
 Securitized Financing - The fair value of securitized financing traunches that are due in the next three years and the interest rates are variable. The carrying value approximates the fair value. For traunches that are fixed rate and longer term, the fair value is estimated based on a discounted cash flow model that incorporates the Company's current borrowing rates or similar types of borrowing arrangements.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 19 - Related Party Transactions

Origen Servicing, Inc., a wholly owned subsidiary of Origen Financial L.L.C., serviced approximately $0 and $32.3 million in manufactured housing loans for Sun Home, Inc., an affiliate of Sun Communities, Inc. as of December 31, 2009 and June 30, 2008, respectively.  On July 1, 2008, the Company completed the sale of its servicing platform assets to Green Tree and ceased servicing loans.  Gary A. Shiffman, one of the Company’s directors is the Chairman of the Board, Chief Executive Officer and President of Sun Communities. Sun Communities owns approximately 19% of the Company’s outstanding stock. Mr. Shiffman beneficially owns approximately 19% of the Company’s outstanding, stock which amount includes his deemed beneficial ownership of the stock owned by Sun Communities. Mr. Shiffman and his affiliates beneficially own approximately 10% of the outstanding common stock of Sun Communities.

With the sale of the Company’s servicing platform assets, Sun Communities engaged a different entity to continue the servicing of the loans. In order to transfer the loan servicing contract to a different servicer, Sun Communities paid the Company a fee of approximately $0.3 million during the year ended December 31, 2008.  Servicing fees paid by Sun Home to Origen Servicing, Inc. were approximately $0 and $0.2 million during the years ended December 31, 2009 and 2008, respectively.

On July 31, 2008, the Company completed the sale of certain of its third party origination and insurance platform assets for $1.0 million to Origen Financial Services, LLC (“OFS, LLC”), a newly formed venture, the managing member of which is a wholly owned affiliate of Manage America, a nationally recognized provider of services to the manufactured housing industry. A subsidiary of Sun Communities owns 25% of the equity interests of the newly formed venture, OFS, LLC. Sun Communities appointed Mr. Shiffman, as its voting representative of the management team assigned to OFS, LLC.
Prior to the sale of certain of the Company’s third party origination and insurance platform assets, the Company had agreed to fund loans that met Sun Home’s underwriting guidelines and then transfer those loans to Sun Home pursuant to a commitment fee arrangement. The Company recognized no gain or loss on the transfer of these loans. The Company funded approximately $0 and $12.4 million in loans and transferred approximately $0 and $12.4 million in loans under this agreement during the years ended December 31, 2009 and 2008, respectively. The Company recognized fee income under this agreement of approximately $0 and $230,000 for the years ended December 31, 2009 and 2008, respectively.

Prior to the sale of the Company’s servicing platform assets to Green Tree, Sun Home had purchased certain repossessed houses owned by the Company and located in manufactured housing communities owned by Sun Communities, subject to Sun Home’s prior approval. Under this agreement, the Company sold to Sun Home approximately $0 and $0.6 million of repossessed houses during the years ended December 31, 2009 and 2008, respectively. This program allowed the Company to further enhance recoveries on repossessed houses and allows Sun Home to retain houses for resale in its communities.

The Company, through its primary operating subsidiary Origen Financial L.L.C., currently has a $46 million secured financing arrangement with the William M. Davidson Trust u/a/d 9/24/08, of which Jonathan S. Aaron, a director of the Company, is a co trustee. See Note 11 — “Debt” under the subheading “Notes Payable — Related Party” for further discussion of this arrangement.

The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. Ronald A. Klein, a director and the Chief Executive Officer of the Company, owns less than a 1% interest in the landlord entity. Mr. Davidson’s estate beneficially owns an approximate 14% interest in the landlord entity. The Company recorded rental expense for these offices of approximately $568,000 and $577,000 for the years ended December 31, 2009 and 2008, respectively.

ORIGEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 19 - Related Party Transactions (Continued)

In November 2008 the Company entered into an agreement with Viva Beverages LLC (“Viva”) to sublease approximately 5,200 square feet of the Company’s executive office space in Southfield, Michigan.  Mr. Shiffman owns approximately 46.7% of Viva’s equity interests and one of his children owns approximately 6.7% of Viva's interests.  The term of the sublease runs through August 2011 and the sublease payments total approximately $52,000 in 2010 and $35,000 in 2011.   The sublease payments are equal to the Company's lease payments under the prime lease with respect to the space that has been subleased. There were $26,000 and $0 in lease payments for the years ended December 31, 2009 and 2008, respectively.

NOTE 20 - Discontinued Operations

Discontinued operations include the operating results of the Company’s servicing and insurance platforms, which meet the definition of a “component of an entity,” and have been accounted for under SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”). Accordingly, the Company’s consolidated financial statements and related notes have been presented to reflect discontinued operations for all periods presented. On July 1, 2008, the Company completed the sale of its servicing platform assets to Green Tree for $37.0 million. The proceeds were used to repay approximately $28.0 million in related party debt. On July 31, 2008, the Company completed the sale of its third party origination and insurance platform assets to a newly formed venture, the managing member of which is a wholly owned affiliate of Manage America, a nationally recognized provider of services to the manufactured housing industry for an estimated $1.0 million. The proceeds were used to pay down approximately $1.0 million of related party debt.

On January 14, 2009, the Company completed the sale of all the issued and outstanding stock of Origen Servicing Inc to Prime RF Holdings LLC.  The Purchase price was $175,000.

The following summarizes the results of discontinued operations for the years ended December 31 (in thousands):

	2009	2008
Revenues from discontinued operations	$-	$9,934
Expenses from discontinued operation	-	(7,365)
Gain on sale of discontinued operations	175	6,523
Income from discontinued operations	175	9,092
Income tax expense	-	-
Income from discontinued operations, net of income taxes	$175	$9,092

NOTE 21 - Subsequent Events

The Company has evaluated subsequent events occurring through March 15, 2010, the date that the financial statements were available for issuance, for events requiring recording or disclosure in the financial statement.  In January, February and March 2010, the Company made additional principal payments of $1.0 million each on its related party debt, reducing the outstanding principal balance to $13.0 million.